

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Jeffrey Glat
Chief Financial Officer
OCA Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

     Re: OCA Acquisition Corp.
         Form 10-K for the Year Ended December 31, 2021
         Filed March 31, 2022
         File No. 001-39901

Dear Jeffrey Glat:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Jonathan H. Deblinger, Esq.